Exhibit 99.1

NuCana plc Announces Appointment of Adam George to its Board of Directors

Edinburgh, United Kingdom, April 9, 2018 (GLOBE NEWSWIRE) – NuCana plc (Nasdaq: NCNA), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying its ProTide™ technology to transform some of the most widely prescribed chemotherapy agents into more effective and safer medicines, announced the appointment of Mr. Adam George, UK Managing Director of GW Pharmaceuticals, to its Board as an independent non executive Director. Mr. George will also serve as Chairman of NuCana’s Audit Committee.

“We are delighted to welcome Adam to NuCana’s Board of Directors,” said Hugh Griffith, NuCana’s Founder and Chief Executive Officer. “He brings a significant amount of experience and expertise from GW Pharmaceuticals as well as from his career at both public and private companies.”

Mr. George has been the UK Managing Director of GW Pharmaceuticals since March 2017 and also serves as the Company Secretary. GW Pharmaceuticals is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. Previously, Mr. George was GW Pharmaceutical’s Chief Financial Officer from 2012 until March 2017 and Financial Controller from 2007 to 2012. Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Mr. George holds a BSc. in Biology from Bristol University and is a chartered accountant.

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells.

Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies for patients with ovarian cancer, biliary cancer and pancreatic cancer. NUC-3373 is currently in a Phase 1 study for the potential treatment of a wide range of advanced solid tumors.

For more information, please visit: www.nucana.com.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the initiation, timing, progress and results of clinical studies of the Company’s product candidates. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our prospectus filed pursuant to Rule 424(b)(4) under the U.S. Securities Act of 1933, as amended, on September 29, 2017, and subsequent reports that we file with the U.S. Securities and Exchange Commission. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

Hugh S. Griffith

Chief Executive Officer

NuCana plc

Tel: +44 131 357 1111

info@nucana.com

Westwicke Partners

Chris Brinzey

Tel: +1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

Tel: +1 212-223-4017

mjanic@rooneyco.com